UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2020

AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 24R-00035

IRS EIN: 38-3989694

440 S. LaSalle Street, Suite 1110

Chicago, IL 60605

(866) 247-8326

Item 1: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

For the 6 months beginning January 1, 2020 and ending June 30, 2020 (the “Operating Period”), our focus was to work with debtors to restructure previously purchased mortgages and to continue to improve the quality of our portfolio of non-performing mortgages. We also sold 157 assets during the Operating Period with proceeds totaling $7,882,266. We generated a net gain of $249,038 during the Operating Period. This includes a bulk loan sale of 118 assets at cost, with a participation interest in each asset after which goes over a 14% return to the Purchaser. We anticipate an additional return on these assets via the deal structure.  We will continue to use the remaining proceeds from our Regulation A offering to make disciplined investments in additional mortgages and to repay any future debt financing. As of June 30, 2020, the Company had assets totaling $25,282,450, including mortgage loans held for sale of $24,549,428 and cash of $49,951 with total liabilities of $921,792.

Liquidity and Capital Resources

Our registration statement on Form 1-A, pursuant to which we offered to sell up to $50,000,000 of Class A interests, was declared effective by the Securities and Exchange Commission on May 25, 2016 and the offering closed on May 24, 2018. At the conclusion of the Offering, the Company had sold $35,579,904 of Class A Interests.

As of June 30, 2020, cash balances totaled $49,951 and the book value of purchased mortgage loans available for sale totaled $24,549,428.

To buy loans, we used the proceeds from the Offering, advances from affiliates, and loans from third parties. Third party loans have been repaid and details on advances from affiliates can be found in the financial statements included below.

Trend Information

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout United States and the world. As of the date this semiannual report, there is considerable uncertainty around the expected duration of the pandemic and the economic impact of the pandemic has been significant. Jobless claims have spiked as millions of workers have been laid off as a result of “social distancing” while the gross domestic product of the United States decreased by an annualized rate of 32.9% during the second quarter of 2020. Although we are working from incomplete information, we expect that:

•	Borrowers may continue to default on paying back the loans we service, causing us to spend additional time and money on reaching resolutions;
•	Foreclosure and eviction moratoria across the country may continue to impact our ability to move forward with legal actions against defaulting borrowers;
•	Once eviction moratoria have been lifted, we will see an increase in the number of foreclosures we receive from our borrowers, which will result in reduced returns to our investors versus other resolution methods; and

In the short run, we expect the pandemic to cause our revenue to decrease. We do not know how long the pandemic will last or how its effects will ripple through the American economy. We continue to focus on mortgages secured by homes in low to moderate value areas, which are precisely the areas most directly impacted by the economic fallout from the pandemic and where we believe we will have the most success for both our investors and our borrowers.

2

Item 2: Other Information

In June 2020, a wholly-owned subsidiary of the Company, preREO LLC, a Delaware limited liability company (“preREO”), launched its online marketplace to negotiate the sale of delinquent first mortgage loans secured by vacant and tenant-occupied properties. Originally designed to market some of the Company’s assets, preREO’s platform has attracted significant interest from third-party funds and other institutional mortgage holders who use the platform to market and sell their own similarly-situated assets to local real estate investors and other interested buyers. Listing properties on the platform is free, but preREO charges each buyer a $2,000 program fee for each property a buyer purchases using the platform. Net Income from the program fees received by preREO will flow to its parent, the Company, for distribution to our Investors in accordance with the LLC Agreement.

Item 3: Financial Statements

American Homeowner Preservation 2015A+, LLC

BALANCE SHEETS

June 30, 2020 and December 31, 2019 (unaudited)

	2020	2019
ASSETS
Cash and cash equivalents	$49,951	$–
Investments at fair value	24,549,428	30,990,411
Real estate owned	332,846	179,458
Due from related parties	334,343	40,702
Other assets	15,882	30,379
TOTAL ASSETS	$25,282,450	31,240,950

LIABILITIES AND MEMBER’S EQUITY
Liabilities:
Accounts payable and accrued expenses	$721,221	475,372
Due to related parties	200,571	4,047,282
Bank overdraft	–	8,917
Total Liabilities	921,792	4,531,571

Member’s Equity	24,360,658	26,709,379
TOTAL LIABILITIES AND MEMBER’S EQUITY	$25,282,450	$31,240,950

See accompanying notes, which are an integral part of these financial statements

3

American Homeowner Preservation 2015A+, LLC

STATEMENT OF OPERATIONS

For the six months ending June 30 (unaudited)

	2020	2019
Investment Income:
Lease and rental income	$55,787	$92,181
Interest income	403,023	321,362
Other income	9,181	77,881
Total Investment Income	467,991	491,424

Expenses:
Professional fees	288,545	63,760
Interest expense	300,756	3,520
Marketing	4,925	–
Management fees	304,541	347,651
Bank fees	1,423	2,589
Legal expenses / (refund)	(12,633)	2,011
Loan servicing fees	11,860	49,577
Other expenses	32,516	48,407
Total operating expenses	931,933	517,515

Net investment gain/(loss)	(463,942)	(26,091)

Realized Gain on Investments:
Net realized gain on investments	90,975	252,811
Net gain on investments	90,975	252,811

Net income/(loss)	$(372,967)	$226,720

See accompanying notes, which are an integral part of these financial statements

4

American Homeowner Preservation 2015A+, LLC

STATEMENT OF CHANGES IN MEMBER’S EQUITY

For the 6 months ending June 30, 2019 (unaudited)

	Class A Units	Class M Units

Balance, December 31, 2019	$26,699,379	$10,000	$26,709,379

Issuance of Units	–	–	–

Distribution of Units	(1,975,754)	–	(1,975,754)

Pro-rata allocation of net income	(372,967)	–	(372,967)

Balance, June 30, 2020	$24,350,658	$10,000	$24,360,658

See accompanying notes, which are an integral part of these financial statements

5

American Homeowner Preservation 2015A+, LLC

STATEMENT OF CASH FLOWS

For the 6 months ending June 30, 2020 and 2019 (unaudited)

	2020	2019
Cash Flows from operating activities
Net income	$(372,967)	$226,720
Adjustments to reconcile net loss to net cash used in operating activities:
Net realized gain on investments	(27,634)	(252,811)
Purchases of investments	(1,124,938)	(1,975,631)
Proceeds from sales of investments	7,772,879	2,733,829
Changes in operating assets and liabilities:
Real estate owned	(153,388)	19,076
Due from related parties	241,274	370,439
Other assets	(291,535)	45,513
Accounts payable	250,235	490,517
Due to related parties	(4,961)	(121,891)
Net cash used in operating activities	6,288,965	1,535,761

Cash flow from financing activities
Issuance of units	–	–
Distribution of units	(1,975,754)	(2,612,014)
Payments for notes payable	(4,254,343)	(227,466)
Net cash provided by financing activities	(6,230,097)	(2,839,480)

Net change in cash	58,868	(1,303,719)

Cash at beginning of period	(8,917)	2,245,016
Cash at end of the period	$49,951	$941,297

See accompanying notes, which are an integral part of these financial statements

6

AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC

NOTES TO FINANCIAL STATEMENTS

A.	ORGANIZATION AND NATURE OF OPERATIONS

American Homeowner Preservation 2015A+, LLC (the “Company”), is a limited liability company organized on January 21, 2016 under the laws of state of Delaware. The Company is wholly owned by its parent company, Neighborhoods United, LLC, a limited liability company organized under the laws of Delaware. AHP Capital Management LLC (the “Investment Adviser”), also a subsidiary of Neighborhoods United, LLC, shall provide investment advisory services to the Company. AHP Servicing, LLC (“AHPS”), also a subsidiary of Neighborhoods United, LLC, shall provide asset management services to the Company as well as subservicing for a portion of the Company’s mortgage loans.

The Company was formed to purchase non-performing mortgage loans (loans that are secured by a mortgage on real estate and delinquent on payments).

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in United States of America (“GAAP”) and are stated in U.S. dollars.

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946, Financial Services – Investment Companies (“ASC 946”), the Fund has determined that it is an investment company and has applied the guidance in accordance with ASC 946.

Reclassification of Prior Year Presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers cash equivalents to be short-term, highly liquid investments, such as money market funds that are readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value due to changes in interest rates, which generally includes only investments with original maturities of three months or less.

Revenue and Cost Recognition

The Company earns revenues by selling purchased mortgage loans and through interest earned from obligors on purchased mortgage loans held by the Company. The Company recognizes revenue in accordance with FASB ASC 605, Revenue Recognition, only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the services have been provided, and collectability is assured. Expenses are recognized as incurred

7

AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC

NOTES TO FINANCIAL STATEMENTS

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company accounts for income taxes under FASB ASC 740, Income Taxes. FASB ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. FASB ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. FASB ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Real Estate Owned

Real estate owned includes real estate acquired in full or partial settlement of loan obligations plus capitalized construction and other development costs incurred while preparing the real estate for sale. At the time of foreclosure, the property is recorded at the acquisition price. Improvements made to real estate owned property are capitalized. The maintenance of the real estate owned, including expenses associated with the property's disposition, is expensed as incurred. The Fund actively works to sell the acquired real estate, and gains or losses on these dispositions are recorded as realized gains or losses.

8

AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC

NOTES TO FINANCIAL STATEMENTS

C.	FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not assumptions specific to the entity.

ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon the market data obtained from independent sources (observable inputs). In accordance with ASC 820, the following summarizes the fair value hierarchy:

Level 1 Inputs – Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs – Inputs other than the quoted market prices in active markets that are both observable either directly or indirectly.

Level 3 Inputs – Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurements.

ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurements. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

While the Company believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methods or assumptions to estimate the fair value of certain financial statement items could result in a different estimate of fair value at the reporting date. Those estimated values may differ significantly from the values that would have been used had a readily available market for such items existed, or had such items been liquidated, and those differences could be material to the financial statements.

9

AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC

NOTES TO FINANCIAL STATEMENTS

C.	FAIR VALUE MEASUREMENTS – CONTINUED

The following is a description of the valuation methodologies used by the Company for assets measured at fair value.

Valuation of Non-Performing Mortgage Loans

After purchasing a loan, the Company attempts to reach out to the obligor on the mortgage loan to achieve a speedy resolution that is acceptable to both the obligor and the Company through one or more of the following resolutions: A) The obligor is able to refinance the mortgage loan and continue to reside in the underlying real estate; B) Without refinancing, the Company accepts a discounted lump sum to sell the mortgage loan and the obligor continues to reside in the underlying real estate; C) The Company will modify the terms of the mortgage loan and the obligor continues to reside in the underlying real estate; D) Where the obligor cannot afford to stay in the real estate, the Company will take ownership of the underlying real estate, either on a consensual basis or through repossession by foreclosure, and sell it to another party. The Company’s management has broad discretion with respect to the specific application of the net proceeds of its proposed offering, although substantially all of the net proceeds of the proposed offering are intended to be generally applied toward these business purposes.

At June 30, 2020, the Company had investments in non-performing mortgage loans totaling $24,549,428, which includes $726,927 of principal payments collected and $8,793,340 of acquisition costs, measured using net asset value as a practical expedient, which are not categorized in the fair value hierarchy.

The Company has established valuation processes and policies for its investments to ensure that the methods used are fair and consistent in accordance with ASC 820. The Value of Assets Remaining is primarily the value assigned to the remaining assets as of the time they were purchased, in some cases written down (but not up). The Investment Adviser uses a proprietary pricing tool to evaluate loan purchases. The proprietary pricing tool takes into account factors that include, but are not limited to, the estimated value of the real estate securing each loan and the history of loan payments. The Company reevaluates the value of its assets periodically.

D.	LINE OF CREDIT

During 2018, the Company issued an unsecured line of credit to a related party with an availability of $1,000,000, at an interest rate of 20% per annum, and a maturity date of January 19, 2020. There was no outstanding balance on the line of credit at June 30, 2020 and no interest income for the period then ended.

10

AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC

NOTES TO FINANCIAL STATEMENTS

E.	CREDIT RISK

The Company is subject to credit risk to the extent that the banks and brokers the Company conducts business with are unable to fulfill their contractual obligations and the amounts exceed those insured by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Management of the Company monitors these counterparties and does not expect any losses.

F.	RELATED PARTY TRANSACTIONS

The Company will bear a monthly management fee equal to 0.1667% (2% annually) of the aggregate capital accounts of the members as of the last day of each calendar month, plus a monthly fee of up to $60 for each active asset of the company. Such management fee shall be paid to the Managing Member (or its subcontractor) no later than the fifteenth (15th) day of the following month. The Managing Member shall be responsible for the compensation of the Investment Adviser. The Company will also bear fees, costs, and expenses as reasonably determined by the Managing Member.

Due from related parties represents amounts receivable to the Company for payments made on behalf of related companies under common management that enter into similar transactions with the same counterparty. In the event related companies are unable to fulfill their obligations with the counterparty, the Company may be required to perform to the extent the related companies have outstanding obligations.

The Managing Member made a capital contribution of $10,000 to the Company in exchange for its Class M Interest, consisting of 10,000 Class M Units.

G.	MEMBERS’ EQUITY

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

The Company allows for accredited and non-accredited investors. The Securities and Exchange Commission (SEC) has specific requirements that need to be met to be considered an accredited investor. Non-accredited investors have a limitation on how much can be invested in the Offering. The Interests in the Company are divided into two classes of interest: “Class A Interests” (or “Class A Units”) and “Class M Interests” (or "Class M Units”). All of the Class M Interests shall be owned by the Managing Member, as defined in Note E. The Class A Interests shall be owned by members whose subscriptions are accepted by the Managing Member to own Class A Interests, which may include the Managing Member and/or its affiliates.

Members owning a Class A Interest are referred to as “Class A Members” and members owning a Class M Interest are referred to as “Class M Members.” The Class A Interest of a Class A Member shall be equal to a fraction, the numerator of which is such Class A Member’s Capital Contribution to the Company and the denominator of which is the aggregate of all Capital Contributions made to the Company.

11

AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC

NOTES TO FINANCIAL STATEMENTS

G.	MEMBERS’ EQUITY – CONTINUED

The Managing Member shall manage and conduct the business and affairs of the Company, in accordance with the operating agreement. No other member shall participate in the management of the Company. Therefore, Class A Members have no voting rights.  The Managing Member is under no obligation to fund Company cash flow deficits, incur the obligations, debts, or liabilities of the Company, or otherwise provide direct or indirect financial assistance to the Company.

Each Class A Member shall make a Capital Contribution to the Company in an amount determined by the Managing Member. The Managing Member has made a Capital Contribution of $10,000 to the Company in exchange for its Class M Interest, as described in Note E. The number of interests and capital accounts in the Company are unlimited; however, the Company is limited to no more than $50,000,000 in capital contributions during any period of twelve month period.

All distributions made by the Company, including but not limited to distributions in liquidation, are to be made in the following order of priority:  A)  First, the Company is to distribute to each Class A Member an amount equal to the Class A Preferred Return as defined below; B) Second, the Company is to distribute to each Class A Member an amount equal to such Class A Member’s Unreturned Investment as defined below; and C): Third, the Company is to distribute the balance to the Class M Members.

For the purposes of the foregoing paragraph, the following definitions apply:

Class A Preferred Return: An amount such that, as of the date of any distribution, such Class A Member has received a compounded return of 12% with respect to such Class A Member’s Unreturned Investment since the date of such Class A Member’s capital contribution.

Unreturned Investment: Class A Member’s capital contribution, reduced by previous distributions made to such Class A Member.

The Managing Member must try to return all of the money invested by each Class A Member no later than the fifth (5th) anniversary following the investment. If the Company doesn’t have enough money, Class A Members might receive a return of their investment later than five years, or not at all. If the Company is profitable, its intention is that investors will receive a return of their investment sooner than five years.

Likewise, the Company’s profits and losses are allocated 100% to Class A Interests outstanding on a pro rata basis until a 12% compounded return on all Class A Interests’ Unreturned Investment is achieved. All profits and losses thereafter are allocated to Class M Interests outstanding on a pro rata basis. For the six month ended June 30, 2020, the Company’s net income was allocated 100% to the Class A Interests.

12

Exhibits

Exhibit 1A	Operating Agreement of the Company*
Exhibit 1B	Investment Advisory and Management Services Agreement*
Exhibit 1C	Trust Agreement*

*Filed previously

13

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on October 5, 2020.

AMERICAN HOMEOWNER PRESERVATION
2015A+, LLC

By: /s/ Jorge Newberry
Jorge Newbery, President & CEO

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Craig Lindauer

Craig Lindauer, Chief Financial Officer

October 5, 2020

/s/ Jorge Newbery

Jorge Newbery, President and Chief Executive Officer

October 5, 2020

14